February 25, 2022

• Nova Scotia Securities Commission	• Securities Commission of Newfoundland and Labrador

• Alberta Securities Commission	• Saskatchewan Financial and Consumer Affairs Authority

• Manitoba Securities Commission	• New Brunswick Financial and Consumer Services Commission

• Ontario Securities Commission	• British Columbia Securities Commission

• Superintendent of Securities, Prince Edward Island	• Autorité des marchés financiers

• Superintendent of Securities, Northwest Territories	• Superintendent of Securities, Yukon Territory

• Superintendent of Securities, Nunavut

RE: Electrovaya Inc.

Pursuant to a request from the above-mentioned reporting issuer, we wish to advise you of the following information in connection with its Annual Meeting of Shareholders:

Date of meeting:	March 25, 2022
Record date for notice:	February 18, 2022
Record date for voting:	February 18, 2022
Beneficial ownership determination date:	February 18, 2022
Securities entitled to notice:	Common
Securities entitled to vote:	Common
Issuer mailing directly to non-objecting beneficial owners:	No
Issuer will pay for objecting beneficial owner material distribution:	No
Issuer using notice-and-access for registered investors:	No
Issuer using notice-and-access for non-registered investors:	No
Notice-and-access stratification criteria:	No

Sincerely,

Trust Central Services

TSX TRUST COMPANY

1 Toronto Street Suite 1200 Toronto, ON M5C 2V6 T 416.682.3800 TSXTRUST.COM